EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2013 Second Quarter Results

Record Results for Quarter Set Up Another Good Year, Dividend Approval Extended

BARRIE, Ontario, Feb. 11, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the second quarter of fiscal year 2013, ended December 31, 2012. All financial results are reported in US dollars except as otherwise noted.

Revenue for the second quarter of fiscal 2013 increased 18 percent from the same period last year to $119.4 million from $101.1 million, while adjusted EBITDA* increased 20 percent to $28.4 million compared to $23.7 million for the second quarter last year. STI reported a net income of $3.0 million or $0.04 per common share for the second quarter of fiscal 2013 compared to the prior fiscal year second quarter of $1.3 million or $0.02 per common share. Adding to its future performance the company reported it had over $2 million of deferred revenues in the first half of the fiscal year due primarily to Superstorm Sandy which will be recorded in the third and fourth quarters of this fiscal year. All missed school days from the storm will be made up in the school year according to State officials. As normal course of business the Board of Directors approved its quarterly dividend paid monthly to shareholders of record through the end of the fiscal year. The company plans to pay its 100th consecutive monthly dividend in that period.

"We are pleased with the second quarter results which were an improvement over the prior year same quarter and in line with our internal expectations despite the storm," said Denis J Gallagher, Chairman and CEO. "The improvement reflects the continued momentum of the growth secured in the prior fiscal year as well as a disciplined focus on controls we put in place to reduce our fuel costs despite higher market prices year over year. As previously stated, we have secured an approximate 15 percent increase in annualized revenue for fiscal 2013."

New Contract Win Largest in Company's History

The Company previously reported it has been awarded its largest contract in its history with the City of Omaha Public Schools. The contract, which begins this July for the fiscal 2014 year, includes over 400 new state-of-the-art alternative fuel vehicles plus an additional 100 new vehicles designed for longer trips. The Liquid Petroleum Gas (LPG) vehicles represent a significant change in the company's fleet profile and will reduce the City of Omaha's carbon footprint dramatically as part of the city's recently launched program. The company said additional contract wins for fiscal 2014 are expected and will be announced pending approval by several school boards.

"We have been very focused on safety, contract renewals, lowering our payout ratio and improving margins," Gallagher said. "We did have some school closings in late October and early November, primarily due to Superstorm Sandy, and we have over $2.0 million in deferred contracted revenues which we expect to recoup in the third and fourth quarters of this fiscal year. A new comprehensive fuel cost reduction program that increases the use of smart technology and 'alternate fuels' in our vehicles and improves the percentage of customer paid fuel in our contracts is in place. These initiatives will continue to have a positive impact on our results. In the coming school year we will deploy over 500 new LPG vehicles into our fleet. The current cost of LPG per gallon equivalent is roughly 50 percent less than that of diesel fuel and is cleaner burning with 30 percent less greenhouse emissions."

Reconciliation of Net Loss and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11

Net income (loss)	$ 2,979	$ 1,272	$ (4,632)	$ (9,992)

Add back:
Income tax expense (benefit)	2,972	622	(2,288)	(4,881)
Foreign currency gain	(69)	(295)	(5)	(739)
Other (income) expense, net	(873)	777	(894)	(30)
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(1,129)	1,442	(740)	1,082
Unrealized re-measurement loss (gain) on
6.25% Convertible Debentures	714	(1,754)	(1,426)	2,934
Unrealized loss (gain) on foreign currency exchange contracts	236	(80)	(322)	1,521
Non-cash stock compensation	1,958	2,599	2,761	3,099
Interest expense	3,604	4,189	7,418	7,951
Amortization expense	1,035	887	2,172	1,661
Depreciation and depletion expense	12,501	10,491	16,858	14,001
Operating lease expense	4,496	3,510	6,014	4,677
Adjusted EBITDA *	$ 28,424	$ 23,660	$ 24,916	$ 21,284

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2012	2011	2012	2011

Revenues	$ 119,355	$ 101,125	$ 180,957	$ 152,229

Costs and expenses
Cost of operations	85,087	71,332	141,744	117,025
General and administrative	10,340	9,270	20,311	18,187
Non-cash stock compensation	1,958	2,599	2,761	3,099
Acquisition expense	--	373	--	410
Depreciation and depletion expense	12,501	10,491	16,858	14,001
Amortization expense	1,035	887	2,172	1,661
Total operating expenses	110,921	94,952	183,846	154,383

Income (loss) from operations	8,434	6,173	(2,889)	(2,154)

Interest expense	3,604	4,189	7,418	7,951
Foreign currency gain	(69)	(295)	(5)	(739)
Unrealized loss (gain) on foreign currency exchange contracts	236	(80)	(322)	1,521
Unrealized re-measurement loss (gain) on
6.25% Convertible Debentures	714	(1,754)	(1,426)	2,934
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(1,129)	1,442	(740)	1,082
Other (income)expense, net	(873)	777	(894)	(30)

Income (loss) before income taxes	5,951	1,894	(6,920)	(14,873)

Income tax expense (benefit)	2,972	622	(2,288)	(4,881)

Net income (loss)	$ 2,979	$ 1,272	$ (4,632)	$ (9,992)

Basic net income (loss) per common share	$ 0.04	$ 0.02	$ (0.06)	$ (0.16)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTA.com.

Conference Call and Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Tuesday, February 12, 2013 at 9:30 a.m. (ET) to discuss its results for the second quarter of fiscal year 2013 ended December 31, 2012. The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com. To access the webcast rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com